SECURITIES AND EXCHANGE COMMISSION
[redacted]ashington, D.C. 20549

5-1-02

02027428

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

LanOptics Building
3 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F..☑... Form 40-F.....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ..... No .☑....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________]

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated May 1, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By: /s/ Dror Israel
Dror Israel
CFO and Corporate Secretary

Dated: May 1, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated May 1, 2002

LANOPTICS

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Exhibit 99.1

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS ANNOUNCES 2002 FIRST QUARTER RESULTS

Yokneam, Israel, May 1, 2002 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March 31, 2002.

Revenues from continuing operations totaled US$ 56,000 versus US$ 469,000 in the first quarter of 2001. All revenues were generated from sales and royalties related to LanOptics legacy equipment. Operating loss amounted to US$ 2,685,000, versus US$ 2,096,000 in the first quarter of 2001. Most of the losses are attributed to EZchip's development operations. Net loss from continuing operations for the quarter was US$ 236,000 a loss of US$ 0.03 per share, compared to net income from continuing operations of US$ 75,000 or US $0.01 per share for the same period last year.

The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the three months ended March 31, 2002, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 2,417,000 and US$ 6,699,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 236,000 and US $5,284,000, respectively.

LanOptics is focused on EZchip Technologies, a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology delivers 7-layer full-packet processing at wire speed. EZchip's single-chip solutions enable high speed networking equipment, offering advanced services and unprecedented port density.

EZchip Technologies recently announced the availability of the NP-1, world's most highly integrated 10-Gigabit Network Processor, featuring one fifth the chip-count, power and cost of alternative solutions. After rigorous testing, EZchip is now shipping the NP-1, manufactured at IBM's foundry in Burlington, Vermont, to customers.

"By having a strongly differentiated product currently available, EZchip is poised to lead the network processor market" said Dr. Meir Burstin, chairman of the board. "LanOptics is proud to be the lead shareholder in EZchip".

For more information on LanOptics, visit the web site at http://www.lanoptics.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

-- Tables to Follow --

LANOPTICS

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.

Consolidated Statement of Income
(U.S. Dollars in thousands)

	Three Months Ended March 31 (UnAudited)	
	2002	**2001**
Sales	56	469
Cost of Sales	5	336
Gross Profit	51	133
Research & Development Cost	1,962	1,695
Selling, General & Administration	774	534
Operating Loss	(2,685)	(2,096)
Other Income	--	826
Financial Income, Net	268	417
Loss Before Minority Share	(2,417)	(853)
Minority Share of Loss from Subsidiaries	2,181	928
Net Income / (Loss)	(236)	75
Basic and Diluted Net Earnings / (Losses) per Share (US Dollars)	(0.03)	0.01
Weighted average number of shares used in computing basic and diluted net earnings/(losses) per share	7,564,766	7,365,134

-- more --

LANOPTICS
LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.
Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31, 2002 (UnAudited)	December 31, 2001 (Audited)
Assets		
Cash & Cash Equivalent	18,180	20,471
Accounts Receivable	8	26
Other Receivables	370	408
Current Assets	18,558	20,905
Severance Pay Fund	740	709
Prepaid Development and Production Costs, Net	1,183	1,326
Equipment, Net	1,424	1,281
Total Assets	21,905	24,221
Liabilities and Shareholders Equity		
Accounts Payable	682	473
Accrued Expenses & Other Payables	1,808	1,908
Current Liabilities	2,490	2,381
Accrued Severance Pay	1,016	1,022
Preferred Shares of A Subsidiary	13,115	15,296
Shareholders' Equity		
Share Capital	56	56
Capital Surplus	24,791	24,791
Retained Earnings	(19,563)	(19,325)
	5,284	5,522
Total Liabilities and Shareholders Equity	21,905	24,221

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